FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited Second Quarter Fiscal Year 2013 Results

Revenue Increased 39.7% Year Over Year, Exceeding Guidance

Operating Profit Was RMB9.6 million

Shenzhen, China, February 27, 2013– Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced its unaudited financial results for the second quarter of fiscal year ending December 31, 2012.

Second Quarter Fiscal 2013 Financial Highlights (compared to second quarter fiscal 2012)

-	Net revenue increased 39.7% year-over-year to RMB62.7 million (US$10.0 million)
-	Gross profit increase 43.0% year-over-year to RMB28.5 million (US$4.6 million), and gross profit margin was 45.5%
-	Operating income was RMB9.6 million (US$1.5 million) as compared to an operating loss of RMB2.3 million
-	Net income increased 212.6% year-over-year to RMB7.1 million (US$1.1 million). Non-GAAP net income, excluding share based compensation expenses, was RMB7.6 million (US$1.2 million), up 139.3% year-over-year
-	Basic and diluted earnings per share were RMB0.13 (US$0.02) as compared to basic and diluted earnings per share of RMB0.03
-	Non-GAAP basic and diluted earnings per share were RMB0.14 (US$0.02) as compared to non-GAAP basic and diluted earnings per share of RMB0.06

Second Quarter Fiscal 2013 Operational Highlights

-	Dai Dai Kang Enterprise Management Consulting Co., Ltd (“DDK Consulting”) and Xiaoxiao Kids Arts and Education Consulting Co., Ltd (“Xiaoxiao Consulting”) started contributing to the Company’s net revenue this quarter
-	School network (excluding franchised schools and centers) expanded from 50 schools as of September 30, 2012 to 63 schools as of December 31, 2012.

Commenting on the results, Dong Xu, Chairman and Chief Executive Officer of Noah, said, “We are pleased to report that Noah exceeded our revenue guidance in the second quarter of the fiscal year 2013. Noah is committed to providing first-class kindergarten education services, and our offering has become appreciably enhanced following the acquisitions of DDK Consulting and Xiaoxiao Consulting.”

Mr. Xu continued, “While our focus in the short-term is to achieve breakeven at operating level for the fiscal year 2013, we will continue to focus on driving the growth of the Company organically and through strategic acquisitions in the long-term, delivering long-term value to our shareholders. We will continue to ramp up utilization rate of existing schools and increase operating efficiency.”

Dora Li, Chief Financial Officer, added, “While the second quarter of a fiscal year is typically a strong quarter for Noah, our revenue expansion was also boosted by the contribution of DDK Consulting and Xiaoxiao Consulting, which we acquired in October 2012. We are also glad to report that our operating costs are well under control, which has further helped the Company to achieve an operating profit this quarter.”

1

Second Quarter of Fiscal Year 2013 Financial Results

Net revenue

Net revenue for the second quarter of fiscal 2013 increased 39.7% year-over-year to RMB62.7 million (US$10.0 million) from RMB44.9 million. The year-over-year increase was driven mainly by our organic growth and revenue from the newly acquired business of DDK Consulting and Xiaoxiao Consulting.

In terms of revenue breakdown by business lines, revenue from kindergartens increased 59.6% year-over-year to RMB35.9 million (US$5.8 million) from RMB22.5 million. Revenue from primary and secondary schools increased 23.3% year-over-year to RMB18.5 million (US$3.0 million) from RMB15.0 million. Revenue from supplemental education, which includes English training courses and the sale of teaching materials, increased 12.2% year-over-year to RMB8.3 million (US$1.3 million) from RMB7.4 million.

Services	Q2FY2013		Q2FY2012
	Revenue (RMB million)	Percentage of net revenue	Revenue (RMB million)	Percentage of net revenue
Kindergartens	35.9	57.3%	22.5	50.1%
Primary and secondary schools	18.5	29.5%	15.0	33.4%
Supplemental education	8.3	13.2%	7.4	16.5%
Total	62.7	100.0%	44.9	100.0%

Gross profit and gross profit margin

Gross profit for the second quarter of fiscal 2013 increased 43.0% year-over-year to RMB28.5 million (US$4.6 million) from RMB20.0 million. Gross profit margin for the second quarter of fiscal 2013 was 45.5%, compared to 44.5% in the second quarter of fiscal 2012. The modest improvement in gross profit margin was primarily due to revenue expansion, offset by an increase in staff costs and expenses associated with the ramp up of the Company’s existing school network.

Operating expenses

Total operating expenses for the second quarter of fiscal 2013 were RMB24.6 million (US$3.9 million) as compared to RMB25.9 million in the second quarter of fiscal 2012, as the Company continued to make progress to improve its overall cost structure and reduce expenses in research & development, sales and marketing, as well as general and administrative expenses.

Research and development (“R&D”) expenses for the second quarter of fiscal 2013 were RMB0.6 million (US$0.1 million) as compared to RMB0.8 million in the same period of fiscal 2012. As a percentage of net revenue, R&D expenses decreased to 1.0% in the second quarter of fiscal 2013 from 1.7% in the same quarter of fiscal 2012. The R&D investment is focused on the development of teaching materials.

Sales and marketing (“S&M”) expenses for the second quarter were RMB1.3 million (US$0.2 million) as compared to RMB1.7 million in the same period of fiscal 2012. As a percentage of net revenue, S&M expenses decreased to 2.1% in the second quarter of fiscal 2013, compared to 3.7% in the same period of fiscal 2012.

General and administrative (“G&A”) expenses for the second quarter of fiscal 2013 were RMB22.6 million (US$3.6 million) as compared to RMB23.5 million in the same period of fiscal 2012. As a percentage of net revenue, G&A expenses decreased to 36.1% in the second quarter of fiscal 2013, compared to 52.3% in the same period of fiscal 2012. The decrease in G&A expenses to net revenue continued to reflect the improvement of the Company’s operational leverage with the expansion of revenue scale.

2

Other operating income

Other operating income for the second quarter of fiscal 2013 increased 54.1% year-over-year to RMB5.7 million (US$0.9 million) from RMB3.7 million in the second quarter of fiscal 2012. The increase was mainly due to revenue derived from training camps and interest groups.

Net operating income (loss)

Net operating income for the second quarter of fiscal 2013 was RMB9.6 million (US$1.6 million), compared to an operating loss of RMB2.3 million in the second quarter of fiscal 2012.

Non-operating income

Interest income for the second quarter of fiscal 2013 remained unchanged at RMB0.4 million (US$0.06 million), compared to the same period of fiscal 2012. Investment income for the second quarter of fiscal 2013 was RMB4.5 million (US$0.7 million), compared to RMB4.3 million in the second quarter of fiscal 2012. The Company incurred a non-operating loss for the second quarter of fiscal 2013 of RMB3.8 million (US$0.6 million), due to the recognition of a one-time impairment loss of RMB5.1 million on our investment in Franklin Electronic Publishers. In the same period of fiscal 2012, Noah reported other non-operating income of RMB1.5 million.

Income tax expenses

Income tax expenses for the second quarter of fiscal 2013 were RMB3.6 million (US$0.6 million), compared to an expense of RMB1.7 million for the same period in fiscal 2012.

Net Income

Net income for the second quarter of fiscal 2013 was RMB7.1 million (US$1.1 million), compared to a net income of RMB2.3 million in the same period of fiscal 2012. Basic and diluted earnings per share were RMB0.13 (US$0.02), compared to basic and diluted earnings per share of RMB0.03 in the second quarter of fiscal 2012.

Net income excluding share-based compensation expenses (non-GAAP) for the second quarter of fiscal 2013 was RMB7.6million (US$1.2 million), compared to non-GAAP net income of RMB3.2 million in the same period of fiscal 2012. Non-GAAP basic and diluted earnings per share for the second quarter of fiscal 2013 were RMB0.14 (US$0.02), compared to a non-GAAP basic and diluted earnings per share of RMB0.06 in the second quarter of fiscal 2012.

Liquidity

Cash and cash equivalents, and short-term investments totaled RMB486.6 million (US$78.1 million) as of December 31, 2012, compared to RMB519.3 million as of September 30, 2012. For the three months ended December 31, 2012, operating cash provided by continuing operations was RMB2.8 million (US$0.4 million).

Deferred revenue

Deferred revenue related to tuition fees and franchising fees was RMB24.2 million (US$3.9 million) as of December 31, 2012, compared to RMB51.6 million as of September 30, 2012. Deferred revenue primarily includes the tuition fees and franchising fees collected that have not yet been recognized during the quarter. It will be recognized according to the course and contract schedule.

3

Operational Updates

Noah operated 63 schools and kindergartens in its network at the end of the second quarter of fiscal 2013. The network includes 47 kindergartens, two of which have recently secured licenses and have already started to contribute to revenue, and 11 of which are in their respective ramp up periods.

Noah’s network also includes five primary and secondary schools. One of them opened in the first quarter of fiscal 2012 and remains in its ramp up stage, with enrollment rate of 38% at end of December 31, 2012.

Noah also operates eleven directly-owned supplemental training centers.

Student enrollment totaled approximately 20,300, reflecting a year-over-year increase of about 23% due to the expansion of the network. Categorized according to business segments, more than 12,000 students are enrolled in kindergartens, while approximately 4,700 are accounted for in primary and secondary schools, and the remaining 3,600 are in directly owned supplemental training centers.

The Company plans to roll out two new kindergartens in the third quarter of fiscal 2013, and expects them to begin contributing to revenue in the third quarter of fiscal 2013.

Financial Outlook for the Third Quarter of Fiscal 2013 and Full Fiscal 2013

Based on current estimates and market conditions, for the third quarter of fiscal 2013, Noah expects to generate net revenue in the range of RMB46 million (US$7.4 million) to RMB51 million (US$8.2 million). For the full fiscal 2013, the Company maintains the revenue outlook in the range of RMB206 million (US$33.0 million) to RMB215 million (US$34.5 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/9:00 pm (China) on Thursday, February 28, 2013 to discuss its second quarter of fiscal year 2013 financial results and recent business activities. The conference call may be accessed by calling:

US	+1-866-519-4004
International	+65-6723-9381
China, Domestic	400-620-8038, 800-819-0121
Hong Kong	800-930-346

Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah” as the verbal passcode to access the call. Replay of the conference call will be available from 11:00 am US Eastern Time on February 28, 2013 until March 7, 2013 by dialing the following numbers:

US	+1-855-452-5696
International	+61-2-8199-0299
China	400-120-0932, 800-870-0205
Hong Kong	800-963-117
Passcode	96054899

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.noaheducation.com.

4

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the rate of RMB6.2301, the noon buying rate for US dollars in effect on December 31, 2012 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes goodwill and intangible assets impairment and non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company's operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company's liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah's current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah's most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

5

Noah Education Holdings Ltd.

Consolidated Balance Sheet

	September 30	December 31
	2012	2012
	Unaudited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	115,828,355	184,575,609	29,626,428
Short term bank deposit
Investments
Held to maturity investment	403,503,441	302,003,441	48,474,895
Accounts receivables, net of allowance of doubtful debts	303,374	296,832	47,645
Related party receivables	-	-	-
Inventories	5,212,467	5,119,933	821,806
Prepaid expenses, and other current assets	36,076,058	27,384,846	4,395,571
Total current assets	560,923,695	519,380,661	83,366,345
Investments	17,586,336	16,536,812	2,654,342
Property, plant and equipment, net	191,197,685	197,208,442	31,654,137
Intangible assets, net	67,713,482	83,110,006	13,340,076
Goodwill	56,738,812	75,486,941	12,116,489
Deposit for investment	4,800,000	-	-
Deposit for property, plant and equipment	1,853,152	775,675	124,504
Deferred tax assets – non-current	229,396	186,569	29,946
Total assets	901,042,558	892,685,106	143,285,839

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable (including account payables of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB1,493,603 and RMB1,457,134 as of September 30, 2012 and December 31, 2012, respectively)	1,619,059	1,499,973	240,762
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to the Company of RMB18,589,055 and RMB13,505,027 as of September 30, 2102 and December 31, 2012, respectively)	37,752,646	36,990,477	5,937,381
Advances from customers (including advance from customer of the consolidated VIEs without recourse to the Company of RMB467,714 and RMB568,310 as of September 30, 2012 and December 31, 2012, respectively)	500,312	578,904	92,920
Income tax payable (including income tax payables of the consolidated VIEs without recourse to the Company of RMB7,134,316 and RMB8,175,506 as of September 30, 2012 and December 31, 2012, respectively)	13,980,942	17,879,204	2,869,810
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB23,580,514 and RMB4,668,876 as of September 30, 2012 and December 31, 2012, respectively)	50,519,090	23,262,482	3,733,886
Contingent consideration payable	-	3,395,000	544,935
Total current liabilities	104,372,049	83,606,040	13,419,694
Deferred revenues – non-current	3,808,982	3,327,424	534,088
Deferred tax liabilities	6,401,129	10,219,833	1,640,396
Other liabilities	1,102,801	1,102,801	177,013
Total non-current liabilities	11,312,912	14,650,058	2,351,497
Total liabilities	115,684,961	98,256,098	15,771,191

6

Shareholders’ equity
Ordinary shares	14,841	14,841	2,382
Additional paid-in capital	1,047,292,594	1,047,772,763	168,179,124
Accumulated other comprehensive loss	(123,742,109)	(120,997,040)	(19,421,364)
Retained earnings	(207,378,519)	(202,575,169)	(32,515,556)
Total Noah Education Holdings Ltd. shareholders' equity	716,186,807	724,215,395	116,244,586
Non-controlling interests	69,170,790	70,213,613	11,270,062
Total equity	785,357,597	794,429,008	127,514,648
Total liabilities and shareholders’ equity	901,042,558	892,685,106	143,285,839

7

Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended December 31			Six months ended December 31
	2011	2012		2011	2012
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	44,899,922	62,705,926	10,064,995	79,081,589	101,516,189	16,294,472
Cost of revenue	(24,931,239)	(34,160,126)	(5,483,078)	(42,872,013)	(57,888,911)	(9,291,811)
Gross profit	19,968,683	28,545,800	4,581,917	36,209,576	43,627,278	7,002,661
Research & development expenses	(777,884)	(599,586)	(96,240)	(1,473,163)	(1,183,639)	(189,987)
Sales & marketing expenses	(1,679,429)	(1,341,370)	(215,305)	(3,194,695)	(2,990,705)	(480,041)
General & administrative expenses	(23,483,124)	(22,642,089)	(3,634,306)	(44,007,499)	(44,242,239)	(7,101,369)
Other expenses	(7,150)	(4,500)	(722)	(17,172)	(84,290)	(13,529)
Total operating expenses	(25,947,587)	(24,587,545)	(3,946,573)	(48,692,529)	(48,500,873)	(7,784,926)
Other operating income	3,698,889	5,657,438	908,081	8,288,237	9,245,081	1,483,938
Net operating income (loss)	(2,280,015)	9,615,693	1,543,425	(4,194,716)	4,371,486	701,673
Interest income	368,133	399,007	64,045	691,435	784,817	125,972
Investment income	4,332,254	4,526,883	726,615	7,709,490	9,183,238	1,474,011
Other non-operating income(loss)	1,540,989	(3,788,733)	(608,134)	3,129,828	(3,787,587)	(607,950)
Income before income taxes	3,961,361	10,752,850	1,725,951	7,336,037	10,551,954	1,693,706
Income tax (expenses)	(1,678,228)	(3,616,676)	(580,517)	(3,249,183)	(3,486,861)	(559,680)
Net income	2,283,133	7,136,174	1,145,435	4,086,855	7,065,093	1,134,026
less: net income attributable to non-controlling shareholders	1,043,747	2,332,823	374,444	1,938,083	1,769,698	284,056
Net income attributable to Noah Education Holdings Ltd. shareholders	1,239,386	4,803,352	770,991		5,295,395	849,970

Net income per share
Basic	0.03	0.13	0.02	0.06	0.14	0.02
Diluted	0.03	0.13	0.02	0.06	0.14	0.02

Weighted average ordinary shares outstanding
Basic	36,483,915	36,563,991	36,563,991	36,456,828	36,567,239	36,567,239
Diluted	36,545,812	36,605,534	36,605,534	36,557,674	36,567,239	36,567,239

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Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	The Second Quarter					The First Six Months
	FY 2012		FY 2013			FY 2012		FY 2013
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	44,899,922	100.0	62,705,926	10,064,995	100.0	79,081,589	100.0	101,516,189	16,294,472	100.0

GAAP gross profit	19,968,683	44.5	28,545,800	4,581,917	45.5	36,209,576	45.8	43,627,278	7,002,661	43.0
Share-based compensation	-	0.0	-	-	0.0	-	0.0	-	-	0.0
Non-GAAP gross profit	19,968,683	44.5	28,545,800	4,581,917	45.5	36,209,576	45.8	43,627,278	7,002,661	43.0

GAAP operating income (loss)	(2,280,015)	-5.1	9,615,693	1,543,425	15.3	(4,194,716)	-5.3	4,371,486	701,673	4.3
Share-based compensation	899,834	2.0	480,168	77,072	0.8	1,799,669	2.3%	960,337	154,145	0.9
Non-GAAP operating income	(1,380,181)	-3.1	10,095,862	1,620,498	16.1	(2,395,046)	-3.0	5,331,823	855,817	5.3

GAAP net income	2,283,133	5.1	7,136,174	1,145,435	11.4	4,086,855	5.2	7,065,093	1,134,026	7.0
Share-based compensation	899,834	2.0	480,168	77,072	0.8	1,799,668	2.3%	960,337	154,145	0.9
Non-GAAP net income	3,182,967	7.1	7,616,342	1,222,507	12.1	5,886,523	7.4	8,025,430	1,288,171	7.9

GAAP net income per share
Basic	0.03		0.13	0.02		0.06		0.14	0.02
Diluted	0.03		0.13	0.02		0.06		0.14	0.02

Non-GAAP income per share
Basic	0.06		0.14	0.02		0.11		0.17	0.03
Diluted	0.06		0.14	0.02		0.11		0.17	0.03

Note: This reconciliation is for illustration purpose to compare GAAP and Non-GAAP performance

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Noah Education Holdings Ltd.

Consolidated Cash Flow Statements

	The Second Quarter			The First Six Months
	FY 2012	FY 2013		FY 2012	FY 2013
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Cash flows from operating activities
Net income	2,283,133	7,136,175	1,145,435	4,086,855	7,065,092	1,134,025
Adjustments to reconcile net income
Amortization of intangible assets	1,200,120	1,503,476	241,325	2,303,603	2,605,382	418,193
Depreciation of property, plant and equipment	5,363,681	7,310,612	1,173,434	9,848,832	13,781,716	2,212,118
Share-based compensation expense	899,834	480,169	77,072	1,799,669	960,337	154,145
Loss on disposal of fixed assets	-	(7,356)	(1,181)	-	148,632	23,857
Allowance for doubtful debts	-	-	-	-	462,288	74,202
Impairment loss on Franklin B share investment	302,443	5,061,576	812,439	531,220	5,163,032	828,724

Change in current assets and liabilities
Accounts receivables	275,522	6,542	1,050	651,587	(8,266)	(1,327)
Related party receivables	80,052	-	-	-	-	-
Inventories	145,024	92,534	14,853	798,146	331,878	53,270
Prepaid and others	26,960,825	21,160,541	3,396,501	47,275,419	4,882,849	783,751
Deferred tax asset	111,107	42,827	6,874	(17,639)	112,262	18,019
Accounts payable	489,067	(119,085)	(19,114)	(1,120,861)	(278,595)	(44,718)
Other payables and accruals	(9,271,248)	(5,414,236)	(869,045)	(6,200,812)	4,413,018	708,338
Advances from customers	(366,183)	78,592	12,615	212,641	147,156	23,620
Deferred revenue	(19,140,562)	(38,048,966)	(6,107,280)	2,054,125	(15,691,465)	(2,518,654)
Income tax payable	1,615,099	3,898,262	625,714	3,957,493	3,661,419	587,698
Deferred tax liability	(357,104)	(406,296)	(65,215)	(1,014,420)	(1,591,087)	(255,387)
Operating cash provided (used) by continuing operations	10,590,810	2,775,365	445,477	65,165,858	26,165,647	4,199,874

Cash flows from investing activities
Acquisition of property, plant and equipment	(5,202,585)	(7,074,117)	(1,135,474)	(18,929,836)	(20,421,278)	(3,277,841)
Deposit for property, plant and equipment	-	(775,675)	(124,504)	-	(2,010,308)	(322,677)
Acquisition of intangible assets	(40,000)	-	-	(40,000)	-	-
Acquisition of subsidiaries	-	(29,921,336)	(4,802,705)	-	(29,921,336)	(4,802,705)
Acquisition of Yuanbo	-	-	-	(25,907,107)	(7,272,337)	(1,167,291)
(Deposit) repayment for investment	-	4,800,000	770,453	-	-	-
(Increase) decrease in held-to-maturity investment	(190,500,000)	101,500,000	16,291,873	(227,500,000)	(281,500,000)	(45,183,865)
Decrease (increase) in short-term fixed deposits	25,000,000	-	-	32,000,000	-	-
Investing cash provided (used) by continuing operations	(170,742,585)	68,528,872	10,999,643	(240,376,943)	(341,125,259)	(54,754,379)

Cash flows from financing activities
Proceed from exercise of employee share options	1,431,828	-	-	1,572,428	-	-
Share repurchases	-	-	-	(145,617)	(51,181)	(8,215)
Dividend paid to non-controlling shareholders	(950,000)	(1,290,000)	(207,059)	(950,000)	(1,290,000)	(207,059)
Financing cash provided (used) by continuing operations	481,828	(1,290,000)	(207,059)	476,811	(1,341,181)	(215,274)

Net increase (decrease) in cash	(159,669,947)	70,014,237	11,238,060	(174,734,274)	(316,300,793)	(50,769,779)
Effect of exchange rate changes on cash	(1,285,632)	(1,266,983)	(203,365)	(4,059,006)	(896,251)	(143,858)
Cash and cash equivalent at beginning of period	388,037,000	115,828,355	18,591,733	405,874,701	501,772,653	80,540,064
Cash and cash equivalents at end of period	227,081,421	184,575,609	29,626,428	227,081,421	184,575,609	29,626,428

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